DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, California 94303-2214
www.dlapiper.com
Peter M. Astiz, Esq.
Peter.Astiz@dlapiper.com
T 650.833.2036
F 650.687.1209

December 8, 2016

VIA ELECTRONIC MAIL, COURIER AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Special Counsel
Jennifer López, Attorney-Adviser

Re:	TubeMogul, Inc.
Schedule 14D-9 filed November 18, 2016
File No. 005-88262

Ladies and Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 5, 2016, relating to the above referenced Schedule 14D-9 filed with the Commission on November 18, 2016 (the “Schedule 14D-9”). We are filing via EDGAR this letter concurrently with Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) and are also sending via electronic mail and express delivery the following materials: (i) a copy of Amendment No. 2 and (ii) a copy of this letter.

Amendment No. 2 is being filed in response to the December 5, 2016 comment letter of the Staff regarding the Schedule 14D-9 and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. All references to page numbers in these responses are to the pages of the originally filed Schedule 14D-9.

Schedule 14D-9

Certain Unaudited Prospective Financial Information of TubeMogul, page 39

1.	We note your response to prior comment 1. Please provide us supplementally the full set of financial projections referenced in your response.

Response:	As requested, the full set of financial projections provided to Morgan Stanley and the bidders is being provided to the Staff supplementally under separate cover.

2.	We note your response to prior comment 3. With a view toward disclosure, please clarify why you are unable to quantify for future periods your depreciation and amortization expenses and restructuring charges. In this regard, please tell us if future asset acquisitions or contemplated restructuring activities are assumed in achieving the projected operating results.

Response:	In response to the Staff’s comment, the Company has revised the disclosure under “Item 4. The Solicitation or Recommendation – Certain Unaudited Prospective Financial Information of TubeMogul – Management Projections” beginning on page 1 of Amendment No. 2.

Division of Corporation Finance

Attention: Daniel F. Duchovny, Special Counsel and Jennifer López, Attorney-Adviser

December 8, 2016

Page Two

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We and the Company appreciate the Staff’s attention to the review of the Schedule 14D-9 and Amendment No. 2. Please do not hesitate to contact me at (650) 833-2036 or Brandee Fernandez at (650) 833-2081 if you have any questions regarding this letter, the Schedule 14D-9 or Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz, Esq.

Peter M. Astiz, Esq.

Partner

cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Jenny Kim (TubeMogul, Inc.)
Brandee Fernandez (DLA Piper LLP (US))